SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: March 11, 2020

3.	Auditor’s opinion

	FY 2019	FY 2018
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY 2019	FY 2018
Total Assets	35,574,562,414,792	33,175,710,242,708
Total Liabilities	23,086,281,885,144	18,289,464,427,307
Total Shareholders’ Equity	12,488,280,529,651	14,886,245,815,401
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	23,475,567,487,286	24,336,570,894,923
Operating Income	-1,359,381,867,172	92,890,993,922
Ordinary Income	-3,344,241,721,215	-91,365,902,690
Net Income	-2,872,078,218,445	-179,443,032,794
Total Shareholders’ Equity / Capital Stock	698%	832%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i) Assessment of impairment of non-financial assets including goodwill

As discussed in Notes 3 (k), 9 and 10, Group’s non-financial assets, including goodwill amounts to ~~W~~22,961,093 million as of December 31, 2019. Due to the significant changes in the Group’s business during 2019, the Group determined that a change in its cash generating units (“CGU”) is appropriate. As a result, the Group’s CGU was changed from a single CGU to three CGUs, namely Display, Display (AD PO) and Lighting, with goodwill allocated to Display and Lighting CGUs, respectively. For CGUs to which goodwill is allocated, the Group performs impairment test on an annual basis regardless of whether an indicator for impairment exists. For CGUs to which goodwill is not allocated, the Group performs impairment test when there is an indication of impairment. The recoverable amount used in impairment tests as of December 31, 2019 is value in use based on discounted cash flow model which uses the expected future cash flows including assumptions that involved a high degree of management judgment. In 2019, the Group recognized impairment losses of ~~W~~1,395,655 million and ~~W~~230,867 million for the Display (AD PO) CGU and Lighting CGU, respectively.

We identified the assessment of impairment of non-financial assets including goodwill as a key audit matter. Determination of change in CGUs as well as allocation of assets among different CGUs require management’s significant judgment. In addition, for the CGUs of Display and Display (AD PO), revenue and operating expense forecasts over the period which management projected, growth rates for subsequent years (“terminal growth rate”) and discount rate used to estimate value in use were challenging to test as minor changes to those assumptions would have a significant effect on the Group’s assessment whether goodwill and machinery and equipment were impaired.

The primary procedures we performed to address this key audit matter included:

•

We tested certain internal controls over the Group’s non-current assets impairment assessment process, including controls related to determination of cash generating units, and the development of revenue and operating expenses forecast, terminal growth rate and discount rate assumptions.

•	We evaluated the factors considered in the Group’s determination CGUs against supporting evidence.

•	We verified the accuracy of allocation of Group’s assets including corporate assets and goodwill to each CGU.

•	We compared the Group’s historical revenue forecasts to actual results to assess the Group’s ability to accurately forecast.

•	We evaluated the revenue forecasts and operating expense used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the terminal growth rate and discount rate assumptions to assess their impact on the Group’s impairment assessment.

•

We involved our valuation professionals with specialized skills and knowledge who assisted us in evaluating the appropriateness of the discounted cash flow model used by management, the discount rate by checking the source information underlying the determination of the discount rates, and testing the mathematical accuracy of the calculation.

(ii) Assessment of recoverability of deferred tax assets in Korea

As discussed in Note 24 to the consolidated financial statements, the Group had ~~W~~1,715,912 million of deferred tax assets and ~~W~~549,056 million of unrecognized tax benefit as of December 31, 2019, primarily related to Korea. The deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the realizability of these deferred tax assets is dependent on the generation of future taxable income of the Group. Changes in assumptions regarding forecasted taxable income could have a significant impact on the amount of deferred tax assets recognized and unrecognized tax benefit.

We identified the assessment of the realizability of the deferred tax assets as a key audit matter because it involves high degree of subjective auditor judgment in assessing the significant assumptions and judgments that are reflected in estimating future taxable profits over the periods in which the above mentioned differences become deductible, or within the periods before the unused tax losses and tax credit forwards expire. This subjectivity is primarily driven by the Group’s assumptions in revenue and operating expense, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address this key audit matter included:

•

We tested certain internal controls relating to the Group’s deferred tax assets realizability assessment process, including controls related to the development of assumptions in determining the forecasted taxable income for each year.

•	We evaluated the Group’s estimates of revenue and operating expense, by comparing them with the financial budgets approved by the board of directors and historical performance.

•	We compared the forecasts of taxable income and timing of utilization of deferred tax assets in prior year to actual results to assess the Group’s ability to accurately forecast.

•	We also evaluated the Group’s history of realizing deferred tax assets by evaluating the expiration of unused tax losses

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the Group’s tax adjustments and feasibility of planned tax strategies affecting deferred tax.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether theses consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2020

This report is effective as of March 11, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018

Assets
Cash and cash equivalents	4, 26	~~W~~	3,336,003	2,365,022
Deposits in banks	4, 26		78,757	78,400
Trade accounts and notes receivable, net	5, 14, 26, 29		3,154,080	2,829,163
Other accounts receivable, net	5, 26		474,048	169,313
Other current financial assets	6, 26		70,945	46,301
Inventories	7		2,051,155	2,691,203
Prepaid income taxes			114,143	4,516
Non-current assets held for sale	31		—	70,161
Other current assets	5		969,184	546,048

Total current assets			10,248,315	8,800,127

Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		109,611	113,989
Other non-current accounts receivable, net	5, 26		9,072	11,448
Other non-current financial assets	6, 26		111,510	144,214
Property, plant and equipment, net	9, 17, 27		22,087,645	21,600,130
Intangible assets, net	10, 17		873,448	987,642
Deferred tax assets	24		1,727,122	1,136,166
Employee benefits assets, net	12		127,252	—
Other non-current assets	5		280,577	381,983

Total non-current assets			25,326,248	24,375,583

Total assets		~~W~~	35,574,563	33,175,710

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	2,618,261	3,087,461
Current financial liabilities	11, 26, 27		1,977,084	1,553,907
Other accounts payable	26		4,397,121	3,566,629
Accrued expenses			675,270	633,346
Income tax payable			120,034	105,900
Provisions	13		189,525	98,254
Advances received	14		925,662	834,010
Other current liabilities	13		82,019	74,976

Total current liabilities			10,984,976	9,954,483
Non-current financial liabilities	11, 26, 27		11,612,910	7,030,628
Non-current provisions	13		67,118	32,764
Defined benefit liabilities, net	12		1,338	45,360
Long-term advances received	14		320,582	1,114,316
Deferred tax liabilities	24		11,210	15,087
Other non-current liabilities	13		88,148	96,826

Total non-current liabilities			12,101,306	8,334,981

Total liabilities			23,086,282	18,289,464

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,503,312	10,239,965
Reserves	15		(203,021)	(300,968)

Total equity attributable to owners of the Controlling Company			11,340,483	13,979,189

Non-controlling interests			1,147,798	907,057

Total equity			12,488,281	14,886,246

Total liabilities and equity		~~W~~	35,574,563	33,175,710

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note	2019		2018

Revenue	16, 17, 29	~~W~~	23,475,567	24,336,571
Cost of sales	7, 18, 29		(21,607,240)	(21,251,305)

Gross profit			1,868,327	3,085,266

Selling expenses	19		(1,057,753)	(832,963)
Administrative expenses	19		(947,978)	(938,214)
Research and development expenses			(1,221,978)	(1,221,198)

Operating profit (loss)			(1,359,382)	92,891

Finance income	22		276,732	254,131
Finance costs	22		(443,247)	(326,893)
Other non-operating income	21		1,267,251	1,003,038
Other non-operating expenses	21		(3,097,743)	(1,115,233)
Equity in income of equity accounted investees, net	8		12,147	700

Loss before income tax			(3,344,242)	(91,366)
Income tax expense (benefit)	23		(472,164)	88,077

Loss for the year			(2,872,078)	(179,443)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		128,640	5,690
Other comprehensive income from associates			238	20
Related income tax	12, 23		(35,235)	(1,169)

			93,643	4,541
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		106,690	(19,987)
Other comprehensive income from associates	23		3,925	37

			110,615	(19,950)

Other comprehensive income(loss) for the year, net of income tax			204,258	(15,409)

Total comprehensive loss for the year		~~W~~	(2,667,820)	(194,852)

Profit (loss) attributable to:
Owners of the Controlling Company			(2,829,705)	(207,239)
Non-controlling interests			(42,373)	27,796

Loss for the year		~~W~~	(2,872,078)	(179,443)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(2,636,948)	(215,386)
Non-controlling interests			(30,872)	20,534

Total comprehensive loss for the year		~~W~~	(2,667,820)	(194,852)

Loss per share (in won)
Basic and diluted loss per share	25	~~W~~	(7,908)	(579)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(207,239)	—	(207,239)	27,796	(179,443)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	—	4,521	—	4,521
Foreign currency translation differences		—	—	—	(12,725)	(12,725)	(7,262)	(19,987)
Other comprehensive income from associates		—	—	20	37	57	—	57

Total other comprehensive income (loss)		—	—	4,541	(12,688)	(8,147)	(7,262)	(15,409)

Total comprehensive income (loss) for the year	~~W~~	—	—	(202,698)	(12,688)	(215,386)	20,534	(194,852)

Transaction with owners, recognized directly in equity
Dividends to share holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the year
Loss for the year		—	—	(2,829,705)	—	(2,829,705)	(42,373)	(2,872,078)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	—	93,405	—	93,405
Foreign currency translation differences		—	—	—	95,189	95,189	11,501	106,690
Other comprehensive income from associates		—	—	238	3,925	4,163	—	4,163

Total other comprehensive income		—	—	93,643	99,114	192,757	11,501	204,258

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,736,062)	99,114	(2,636,948)	(30,872)	(2,667,820)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests and others		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018

Cash flows from operating activities:
Loss for the year		~~W~~	(2,872,078)	(179,443)
Adjustments for:
Income tax expense (benefit)	23		(472,164)	88,077
Depreciation and amortization	9,10,18		3,695,051	3,554,565
Gain on foreign currency translation			(103,460)	(84,643)
Loss on foreign currency translation			171,966	138,452
Expenses related to defined benefit plans	12, 20		162,997	179,880
Gain on disposal of property, plant and equipment			(35,788)	(6,620)
Loss on disposal of property, plant and equipment			40,897	15,048
Impairment loss on property, plant and equipment			1,550,430	43,601
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			139	—
Impairment loss on intangible assets			249,450	82
Reversal of impairment loss on intangible assets			(960)	(348)
Impairment loss on other assets			3,602	—
Gain on disposal of non-current assets held for sale			(8,353)	—
Expense on increase of provisions			419,720	234,928
Finance income			(186,707)	(101,313)
Finance costs			338,419	173,975
Equity in income of equity method accounted investees, net	8		(12,147)	(700)
Other income			(20,416)	(3,310)
Other expenses			4,451	593

			5,796,575	4,232,028

Changes in:
Trade accounts and notes receivable			(1,007,373)	1,304,963
Other accounts receivable			(49,443)	(56,870)
Inventories			632,359	(449,901)
Lease receivables			6,617	—
Other current assets			(288,770)	(249,968)
Other non-current assets			(38,608)	(61,164)
Trade accounts and notes payable			(394,564)	267,358
Other accounts payable			2,035,750	(111,053)
Accrued expenses			11,787	(194,394)
Provisions			(294,096)	(217,984)
Other current liabilities			(214,675)	78,849
Defined benefit liabilities, net			(65,681)	(224,335)
Long-term advances received			63,672	948,276
Other non-current liabilities			7,045	24,510

			404,020	1,058,287
Cash generated from operating activities			3,328,517	5,110,872
Income taxes paid			(252,812)	(486,549)
Interests received			47,276	71,819
Interests paid			(416,436)	(212,019)

Net cash provided by operating activities		~~W~~	2,706,545	4,484,123

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018

Cash flows from investing activities:
Dividends received		~~W~~	7,502	5,272
Increase in deposits in banks			(114,557)	(775,239)
Proceeds from withdrawal of deposits in banks			114,200	1,454,561
Acquisition of financial assets at fair value through profit or loss			(708)	(431)
Proceeds from disposal of financial asset at fair value through profit or loss			452	—
Acquisition of financial assets at fair value through other comprehensive income			(21)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			107	6
Acquisition of investments in equity accounted investees			—	(14,732)
Proceeds from disposal of investments in equity accounted investees			16,738	4,527
Acquisition of property, plant and equipment			(6,926,985)	(7,942,210)
Proceeds from disposal of property, plant and equipment			335,446	142,088
Acquisition of intangible assets			(540,996)	(480,607)
Proceeds from disposal of intangible assets			2,468	960
Government grants received			248,124	1,210
Proceeds from disposal of non-current assets held for sale			81,351	—
Receipt from settlement of derivatives			21,752	2,026
Increase in short-term loans			(8,725)	(7,700)
Proceeds from collection of short-term loans			19,881	15,968
Increase in long-term loans			(6,465)	(36,580)
Increase in deposits			(30,680)	(58,794)
Decrease in deposits			5,307	4,136
Proceeds from disposal of emission rights			20,416	10,200

Net cash used in investing activities			(6,755,393)	(7,675,339)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			1,841,008	552,164
Repayments of short-term borrowings			(1,154,911)	(552,884)
Proceeds from issuance of bonds			1,323,251	828,169
Proceeds from long-term borrowings			4,341,087	3,882,958
Repayments of current portion of long-term borrowings and bonds			(1,567,818)	(1,859,098)
Payment of lease liabilities			(64,570)	—
Capital contribution from non-controlling interests			276,396	331,603
Subsidiaries’ dividends distributed to non-controlling interests			(6,541)	(51,085)
Dividends paid			—	(178,908)

Net cash provided by financing activities			4,987,902	2,952,919

Net increase (decrease) in cash and cash equivalents			939,054	(238,297)
Cash and cash equivalents at January 1			2,365,022	2,602,560
Effect of exchange rate fluctuations on cash held			31,927	759

Cash and cash equivalents at December 31		~~W~~	3,336,003	2,365,022

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2019, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2019, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2019, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2019, there are 19,545,920 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2019

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Poland Sp. z o.o.(*1)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD 1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 6
LG Display High-Tech (China) Co., Ltd. (*4)	Guangzhou, China	75%	December 31	July 11, 2018	Manufacture and sell display products	CNY 14,570
Money Market Trust	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 34,700

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2019, Continued

(*1)	On July 1, 2019, LG Display Poland Sp. z o.o. commenced the liquidation process.
(*2)	For the year ended December 31, 2019, the Controlling Company contributed ~~W~~342,680 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).
(*3)	For the year ended December 31, 2019, the Controlling Company contributed ~~W~~4,073 million in cash for the capital increase of LG DISPLAY FUND I LLC.
(*4)

For the year ended December 31, 2019, the Controlling Company contributed ~~W~~1,045,393 million in cash for the capital increase of LG Display High-Tech (China) Co., Ltd. (“LGDCO”). Meanwhile, additional contribution from LG Display Guangzhou Co., Ltd. and non-controlling interest amounted to ~~W~~32,329 million and ~~W~~276,396 million, respectively. The Group’s ownership percentage in LGDCO increased from 69% to 75% as a result of these additional investments.

~~W~~11,120 million and ~~W~~90,281 million are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2019 and 2018, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)	December 31, 2019				2019
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	961,070	942,860	18,210	9,669,140	5,366
LG Display Germany GmbH		404,852	392,824	12,028	1,715,627	5,451
LG Display Japan Co., Ltd.		296,106	290,976	5,130	2,268,430	1,641
LG Display Taiwan Co., Ltd.		473,177	457,469	15,708	1,455,596	1,671
LG Display Nanjing Co., Ltd.		1,239,381	575,137	664,244	1,428,020	13,046
LG Display Shanghai Co., Ltd.		297,068	279,362	17,706	1,001,478	7,182
LG Display Poland Sp. z o.o.		160,385	228	160,157	7,904	(3,440)
LG Display Guangzhou Co., Ltd.		2,893,673	1,949,732	943,941	2,582,137	100,726
LG Display Shenzhen Co., Ltd.		134,575	123,641	10,934	445,691	4,163
LG Display Singapore Pte. Ltd.		517,449	511,962	5,487	1,140,952	2,006
L&T Display Technology (Fujian) Limited		342,450	272,489	69,961	1,153,099	8,008
LG Display Yantai Co., Ltd.		886,198	498,890	387,308	1,273,553	34,044
Nanumnuri Co., Ltd.		5,243	3,537	1,706	22,529	292
LG Display (China) Co., Ltd.		2,026,541	329,133	1,697,408	1,978,487	(164,764)
Unified Innovative Technology, LLC		3,976	—	3,976	—	(1,104)
LG Display Guangzhou Trading Co., Ltd.		377,295	370,665	6,630	1,250,110	4,396
Global OLED Technology, LLC		81,481	21,004	60,477	8,380	(5,220)
LG Display Vietnam Haiphong Co., Ltd.		3,367,337	2,878,707	488,630	1,261,053	(253,694)
Suzhou Lehui Display Co., Ltd.		219,974	94,615	125,359	350,870	6,682
LG DISPLAY FUND I LLC		589	39	550	—	(3,532)
LG Display High-Tech (China) Co., Ltd.		6,606,874	4,188,766	2,418,108	40,766	12,503

	~~W~~	21,295,694	14,182,036	7,113,658	29,053,822	(224,577)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2018				2018
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,048,112	1,035,975	12,137	8,985,127	7,268
LG Display Germany GmbH		451,328	444,676	6,652	1,780,233	4,322
LG Display Japan Co., Ltd.		374,356	370,860	3,496	2,388,644	2,359
LG Display Taiwan Co., Ltd.		294,103	280,794	13,309	1,558,166	2,653
LG Display Nanjing Co., Ltd.		1,397,886	758,499	639,387	1,738,895	55,623
LG Display Shanghai Co., Ltd.		931,773	921,289	10,484	994,258	5,977
LG Display Poland Sp. z o.o.		165,079	5,308	159,771	38,437	249
LG Display Guangzhou Co., Ltd.		2,689,670	1,860,804	828,866	2,366,355	293,222
LG Display Shenzhen Co., Ltd.		50,337	43,636	6,701	1,370,364	3,386
LG Display Singapore Pte. Ltd.		152,768	149,405	3,363	1,099,288	2,471
L&T Display Technology (Fujian) Limited		293,025	231,955	61,070	1,156,111	(1,937)
LG Display Yantai Co., Ltd.		1,336,692	989,121	347,571	1,459,165	53,480
Nanumnuri Co., Ltd.		5,171	3,757	1,414	22,964	295
LG Display (China) Co., Ltd.		2,780,364	932,526	1,847,838	2,573,254	106,269
Unified Innovative Technology, LLC		4,898	3	4,895	—	(986)
LG Display Guangzhou Trading Co., Ltd.		485,800	483,502	2,298	807,536	1,266
Global OLED Technology, LLC		81,922	18,537	63,385	7,962	(5,232)
LG Display Vietnam Haiphong Co., Ltd.		2,342,774	1,963,922	378,852	871,755	60,923
Suzhou Lehui Display Co., Ltd.		212,138	95,359	116,779	365,914	5,018
LG DISPLAY FUND I LLC		7	—	7	—	(2,242)
LG Display High-Tech (China) Co., Ltd.		3,258,830	2,208,244	1,050,586	—	(10,152)

	~~W~~18,357,033		12,798,172	5,558,861	29,584,428	584,232

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 30, 2020, which will be submitted for approval to the shareholders’ meeting to be held on March 20, 2020.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (employee benefits assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Note 3(k), 10)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 13)

•	Inventories (Note 3(e), 7)

•	Property, Plant and Equipment (Note 9)

•	Intangible assets (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has initially applied K-IFRS No. 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s consolidated financial statements.

In application of K-IFRS No. 1116, Leases, from January 1, 2019, the Group used the modified retrospective approach, under which right-of-use assets and lease liabilities are recognized in equal amount. Accordingly, the comparative information presented for 2018 is presented, as previously reported, under K-IFRS No. 1017 and relative interpretations. The disclosure requirements in K-IFRS No. 1116 have not been applied to comparative information. The details of the changes in accounting policies are disclosed below.

i) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. For contracts entered into or changed on or after January 1, 2019, the Group assesses whether a contract is or contains a lease based on the definition of a lease under K-IFRS No. 1116 as described in Note 27.

On adoption of K-IFRS No. 1116, as of January 1, 2019, the Group applied the practical expedient to grandfather the assessment of which transactions are leases for existing contracts. The Group applied K-IFRS No. 1116 only to contracts that were previously identified as leases.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

ii) Accounting as a lessee

As a lessee, the Group leases buildings, vehicles, machinery, equipment and others. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most of these leases on the consolidated statement of financial position.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price.

Leases classified as operating leases under K-IFRS No. 1017

The Group classified its leases of buildings, vehicles, machinery, equipment and others as operating leases under K-IFRS No. 1017. On adoption of K-IFRS No. 1116, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019 (see Note 27). Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid lease payments.

The Group used following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017:

•	did not recognize right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•	did not recognize right-of-use assets and liabilities for leases of low value assets;

•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	used hindsight when determining the remaining lease term.

iii) Accounting as a lessor

The Group leases out its own property and right-of-use assets. The Group classified these leases as operating leases or finance leases based on their characteristics.

The Group is not required to make any adjustments on transition for leases as a lessor, except for sub-lease provided with the right-of-use assets.

Under K-IFRS 1017, the head lease and sub-lease contracts were classified as operating leases. On adoption of K-IFRS 1116, the right-of-use assets recognized from the head leases are presented in property, plant and equipment, and measured at fair value at that date. The Group assessed the classification of the sub-lease contracts with reference to the underlying asset, and concluded that they are finance leases.

The Group applied K-IFRS No. 1115 to allocate consideration in the contract to each lease and non-lease component.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

iv) Impact on the consolidated financial statements

Impacts on adoption

On adoption of K-IFRS No. 1116, the Group recognized additional right-of-use assets and additional lease liabilities as below:

(In millions of won)
	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	142,040
Prepaid expenses		(61,570)
Lease receivable		34,649
Lease liabilities		115,119

When measuring lease liabilities at January 1, 2019 for leases that were classified as operating leases in accordance with K-IFRS No. 1017, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average discount rate applied is 3.36%.

(In millions of won)
	January 1, 2019
Amount of operating lease commitments at December 31, 2018	~~W~~	119,659
Discounted using the incremental borrowing rate at January 1, 2019		115,614
Finance lease liabilities recognized as at December 31, 2018		—
- Recognition exemption for lease of low-value assets		(262)
- Recognition exemption for leases with less than 12 months of lease term at adoption		(233)
Lease liabilities recognized at January 1, 2019		115,119

(b)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2019, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term on a straight-line basis.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

The Group applied K-IFRS No. 1116 using the modified retrospective approach and therefore the comparative information is not restated and continues to be reported applying K-IFRS No. 1017 and K-IFRS No. 2104.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116.

(i) As a lessee - Policies from January 1, 2019

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor - Policies from January 1, 2019

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

The accounting policies applicable to the Group as a lessor in the comparative period are not different from K-IFRS No. 1116 except for the classification of the sub-lease entered into during current reporting period that resulted in a finance lease classification.

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for 18~36 months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(n)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(o)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

The Group determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (employee benefits asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contract à ② Identifying performance obligations à ③ Determining transaction price à ④ Allocating the transaction price to performance obligations à ⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(q)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 17 to these consolidated financial statements.

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Summary of Significant Accounting Policies, Continued

(t)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(u)	New Standards and Amendments Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements:

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Amendments to References to Conceptual Framework in K-IFRS Standards.;

•	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combinations);

•	Definition of Material (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors); and

•	K-IFRS No. 1117, Insurance Contracts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	3,336,003	2,365,022
Deposits in banks
Time deposits	~~W~~	1,500	4,318
Restricted deposits (*)		77,257	74,082

	~~W~~	78,757	78,400

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	3,414,771	2,443,433

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Due from third parties	~~W~~	2,576,391	2,305,368
Due from related parties		577,689	523,795

	~~W~~	3,154,080	2,829,163

(b)	Other accounts receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Current assets
Non-trade receivables, net	~~W~~	463,614	159,238
Accrued income		10,434	10,075

	~~W~~	474,048	169,313

Non-current assets
Long-term non-trade receivables		9,072	11,448

	~~W~~	483,120	180,761

Due from related parties included in other accounts receivable, as of December 31, 2019 and 2018 are ~~W~~19,431 million and ~~W~~39,092 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,119,914	208,086	(454)	(3,292)
1-15 days past due		34,626	3,512	(6)	(1)
16-30 days past due		—	598	—	(4)
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,185	—	(25)

	~~W~~	3,154,540	486,442	(460)	(3,322)

(In millions of won)	December 31, 2018
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,807,598	177,689	(473)	(816)
1-15 days past due		21,558	3,148	(4)	(26)
16-30 days past due		454	441	—	(4)
31-60 days past due		30	96	—	(1)
More than 60 days past due		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	477	1,281	1,632	1,311
(Reversal of) bad debt expense		(17)	2,041	(1,155)	(30)

Balance at the reporting date	~~W~~	460	3,322	477	1,281

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.	Receivables and Other Assets, Continued

(d)	Other assets as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Current assets
Advanced payments	~~W~~	6,203	13,259
Prepaid expenses		114,145	89,110
Value added tax refundable		826,730	436,190
Right to recover returned goods		22,106	7,489

	~~W~~	969,184	546,048

Non-current assets
Long-term prepaid expenses	~~W~~	272,835	381,983
Long-term advanced payments		7,742	—

	~~W~~	280,577	381,983

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

6.	Other Financial Assets

Other	financial assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	34,036	13,059
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	6	106
Financial asset carried at amortized cost
Deposits	~~W~~	9,585	17,020
Short-term loans		21,623	16,116
Lease receivables		5,695	—

	~~W~~	36,903	33,136

	~~W~~	70,945	46,301

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	1,104	4,598
Kyulux, Inc.		1,889	2,460
Fineeva Co., Ltd.		4	286
ARCH Venture Fund VIII, L.P.		6,302	6,337
Sierra Ventures Fund XII, L.P.		580	—

	~~W~~	9,879	13,681

Convertible bonds	~~W~~	1,544	1,327
Derivatives(*)		15,640	—

	~~W~~	27,063	15,008

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	70	55
Financial assets carried at amortized cost
Deposits	~~W~~	21,451	74,103
Long-term loans		40,827	55,048
Lease receivables		22,099	—

	~~W~~	84,377	129,151

	~~W~~	111,510	144,214

(*)	Represents valuation gain from currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

6.	Other Financial Assets, Continued

Other financial assets issued by related parties as of December 31, 2018 is ~~W~~2,000 million.

7.	Inventories

Inventories as of December 31, 2019 and December 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Finished goods	~~W~~	730,009	1,084,297
Work-in-process		756,744	856,388
Raw materials		405,854	554,720
Supplies		158,548	195,798

	~~W~~	2,051,155	2,691,203

For the years ended December 31, 2019 and 2018, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2019		2018
Inventories recognized as cost of sales	~~W~~	21,607,240	21,251,305
Including: inventory write-downs		472,885	313,180

Including: usage of inventory write-downs		(313,180)	(206,127)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2019 and 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2019 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2019			2018
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	50,697	40%	~~W~~	47,823
INVENIA Co., Ltd. (*1)	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for display manufacture	—		—	13%		4,166
WooRee E&L Co., Ltd. (*2)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		7,310	14%		4,746
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		19,424	15%		16,308
AVATEC Co., Ltd. (*3)	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		19,929	17%		23,441
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH (*4)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	12%		4,714	14%		8,668

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2019			2018
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*5)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	2,354	10%	~~W~~	3,346
Nanosys Inc. (*6)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		5,183	4%		5,491

						~~W~~	109,611		~~W~~	113,989

(*1)	During 2019, the Controlling Company disposed of the entire investments, 3,000,000 shares of common stock, in INVENIA Co., Ltd and recognized ~~W~~4,324 million of gain on disposal as finance income.
(*2)	During 2019, the Controlling Company recognized a reversal of impairment loss of ~~W~~1,535 million as finance income for the investments in WooRee E&L Co., Ltd.
(*3)

During 2019, the Controlling Company disposed of 650,000 shares of common stock in AVATEC Co., Ltd. As of December 31, 2019, the Controlling Company’s ownership percentage in AVATEC Co., LTD. is 14% and the Controlling Company recognized ~~W~~207 million of gain on disposal as finance income.

(*4)

During 2019, the Controlling Company recognized an impairment loss of ~~W~~3,954 million as finance cost for the investments in CYNORA GmbH. As of December 31, 2019, the Controlling Company’s ownership percentage in CYNORA GmbH decreased from 14% to 12% as the Controlling Company did not participate in the capital increase of CYNORA GmbH.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments in Equity Accounted Investees, Continued

(*5)	During 2019, the Controlling Company recognized an impairment loss of ~~W~~736 million as finance cost for the investments in Material Science Co., Ltd.
(*6)	During 2019, the Controlling Company recognized a reversal of impairment loss of ~~W~~209 million as finance income for the investments in Nanosys Inc.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., CYNORA GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2019, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~7,310 million, ~~W~~39,300 million and ~~W~~15,380 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2019 and 2018 amounted to ~~W~~7,502 million and ~~W~~5,272 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2019 and 2018 of the significant associate is as follows:

(i)	Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2019		December 31, 2018
Total assets	~~W~~	195,815	194,021
Current assets		126,314	128,788
Non-current assets		69,501	65,233
Total liabilities		66,017	72,686
Current liabilities		51,625	66,797
Non-current liabilities		14,392	5,889
Revenue	~~W~~	346,434	384,144
Profit for the year		13,672	12,744
Other comprehensive income		9,933	2,612
Total comprehensive income		23,605	15,356

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2019 and 2018 is as follows:

(i)	As of December 31, 2019

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	129,798	40%	51,919	—	(789)	(433)	50,697

(ii)	As of December 31, 2018

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	121,335	40%	48,534	—	(711)	47,823

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2019 and 2018 is as follows:

(i)	As of December 31, 2019

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	58,914	6,756	190	6,946

(ii)	As of December 31, 2018

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	66,166	(3,739)	(988)	(4,727)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
		2019
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,823	—	(6,057)	5,391	3,973	(433)	50,697
	Others		66,166	(9,807)	(1,445)	6,756	190	(2,946)	58,914

		~~W~~	113,989	(9,807)	(7,502)	12,147	4,163	(3,379)	109,611

(In millions of won)
		2018
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	46,511	—	(4,172)	4,439	1,045	—	47,823
	Others		75,996	12,592	(1,100)	(3,739)	(988)	(16,595)	66,166

		~~W~~	122,507	12,592	(5,272)	700	57	(16,595)	113,989

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of-use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	—	633,220	60,518,509
Accumulated depreciation as of January 1, 2019		—	(2,991,445)	(34,817,982)	(692,372)	—	—	(368,983)	(38,870,782)
Accumulated impairment loss as of January 1, 2019		—	(1,706)	(28,001)	—	(17,890)	—	—	(47,597)

Book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	—	264,237	21,600,130

Recognition of right-of-use assets on initial application of K-IFRS No. 1116		—	—	—	—	—	142,040	—	142,040

Adjusted book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	142,040	264,237	21,742,170

Additions		—	—	—	—	5,878,369	29,733	—	5,908,102
Depreciation		—	(302,157)	(2,609,205)	(66,592)	—	(51,063)	(239,762)	(3,268,779)
Disposals		(7,861)	(4,958)	(559,616)	(1,622)	—	(3,594)	(16,953)	(594,604)
Impairment loss (*2)		—	(125,687)	(1,212,215)	(8,278)	(171,439)	(4,302)	(28,509)	(1,550,430)
Others (*3)		68	1,064,123	6,958,793	70,140	(8,373,047)	—	279,923	—
Government grants received		—	(83,200)	(17,028)	—	(180,448)	—	—	(280,676)
Effect of movements in exchange rates		—	21,984	30,957	884	75,958	436	1,643	131,862

Book value as of December 31, 2019	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Acquisition cost as of December 31, 2019	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455

Accumulated depreciation as of December 31, 2019	~~W~~	—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,491,292 million(~~W~~1,369,371 million and ~~W~~121,921 million for Display(AD PO) and Lighting CGUs, respectively) are recognized as other non-operating expenses. Details of the impairment loss is explained in Note 10(e).

(*3)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330
Accumulated depreciation as of January 1, 2018		—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)
Accumulated impairment loss as of January 1, 2018		—	(1,757)	(2,290)	—	—	—	(4,047)

Book value as of January 1, 2018	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960
Additions		—	—	—	—	8,605,551	—	8,605,551
Depreciation		—	(318,311)	(2,568,335)	(67,274)	—	(169,739)	(3,123,659)
Disposals		(15)	(161)	(112,752)	(311)	—	(2,971)	(116,210)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	55,430	1,959,645	68,177	(2,357,412)	380,278	107,450
Effect of movements in exchange rates		—	9,809	14,520	359	15,010	312	40,010
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)
Reclassification to assets held-for-sale		—	(69,758)	(1)	(37)	—	(365)	(70,161)

Book value as of December 31, 2018	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	264,237	21,600,130

Acquisition cost as of December 31, 2018	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	633,220	60,518,509

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,991,445)	(34,817,982)	(692,372)	—	(368,983)	(38,870,782)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	(1,706)	(28,001)	—	(17,890)	—	(47,597)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Capitalized borrowing costs	~~W~~	283,525	146,607
Capitalization rate		3.74%	2.80%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and Non-current Asset Impairment

(a)	Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102
Accumulated amortization as of January 1, 2019		(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	846	—	90,369	—	—	—	3	119,615
Amortization (*1)		(42,550)	(82,016)	—	(297,959)	—	(2,637)	(1,108)	—	(2)	(426,272)
Disposals		—	(239)	(1,816)	—	—	—	—	—	—	(2,055)
Impairment loss (*3)(*4)		(29,152)	(8,905)	—	(131,713)	—	(21,685)	—	(57,995)	—	(249,450)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	111,359	—	—	(112,159)	—	—	—	—	(800)
Effect of movements in exchange rates		4,318	347	23	—	72	—	—	1,103	—	5,863

Book value as of December 31, 2019	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448

Acquisition cost as of December 31, 2019	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351

Accumulated amortization as of December 31, 2019	~~W~~	(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)

Accumulated impairment loss as of December 31, 2019	~~W~~	(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and Non-current Asset Impairment, Continued

(*3)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~131,628 million (~~W~~26,284 and ~~W~~105,344 million for Display(AD PO) and Lighting CGUs, respectively) are recognized as other non-operating expenses. The impairment amount is allocated to goodwill, customer relationships and others. Details of the impairment loss is explained in Note 10(e)).

(*4)	The Group recognized an impairment loss amounting to ~~W~~117,822 million in connection with development projects that were terminated after the impairment review.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and non-current asset impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290
Accumulated amortization as of January 1, 2018		(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		24,596	—	2,844	—	100,820	—	—	—	—	128,260
Amortization (*1)		(43,437)	(80,159)	—	(302,685)	—	(3,517)	(1,107)	—	(1)	(430,906)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	95,028	449	—	(95,028)	—	—	—	—	449
Effect of movements in exchange rates		1,896	1,240	1	—	238	—	—	1,263	—	4,638

Book value as of December 31, 2018	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642

Acquisition cost as of December 31, 2018	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102

Accumulated amortization as of December 31, 2018	~~W~~	(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and non-current asset impairment, Continued

(c)

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2019 and 2018 are as follows:

(i)	As of December 31, 2019

(In millions of won and in years)
Classification	Product type	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	53,350	0.4
	TV		22,597	0.4
	Notebook		14,464	0.4
	Others		12,370	0.7

		~~W~~	102,781

Development in process	Mobile	~~W~~	157,483	—
	TV		42,587	—
	Notebook		46,167	—
	Others		26,165	—

		~~W~~	272,402

		~~W~~	375,183

(ii) As of December 31, 2018
(In millions of won and in years)
Classification	Product type	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

		~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

		~~W~~	216,509

		~~W~~	366,910

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

10.	Intangible Assets and non-current asset impairment, Continued

(e)	Impairment assessment

(i)

During 2019, the Group has distinguished Display (AD PO) and Lighting businesses as separate CGUs from the existing Display CGU due to the initiation of independent factory production of Display (AD PO) business and the decision of Lighting business planned discontinuance in response to business environmental changes. As of December 31, 2019 goodwill is allocated to the Display CGU amounts to ~~W~~47,419 million.

(ii)

Impairment on assets belonging to CGUs was assessed due to the decision of planned discontinuance of Lighting business and adverse changes in the business environment of Display (AD PO). The recoverable amount of each CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future pre- tax cash flow based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use of each CGU as of December 31, 2019 are as follows.

	Lighting(*2)	Display (AD PO)(*3)	Display(*4)
Discount rate(*1)	6.1%	6.1%	6.1%
Terminal growth rate	0.0%	0.0%	1.0%

(*1)

The discount rate was calculated using the weighted average cost of equity capital and debt, and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated by the interest rate of the Group’s publicly issued bonds and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group.

(*2)

As a result of impairment test, the carrying amount of Lighting CGU which produces OLED lighting products was fully impaired with impairment loss of ~~W~~230,867 million recognized as other non-operating expense for the year ended December 31, 2019.

(*3)

As a result of impairment test, the carrying amount of Display (AD PO) CGU which produces plastic OLED mobile products and commenced mass production in 2019, exceeds the recoverable amount of ~~W~~1,729,209 million and an impairment loss of ~~W~~1,395,655 million was recognized as other non-operating expense for the year ended December 31, 2019. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. If the discount rate increases by 0.5%, the value in use would have decreased by ~~W~~259,221 million (15.0%). If the terminal growth rate decreases by 0.5%, the value in use would have decreased by ~~W~~169,626 million (9.8%).

(*4)

As a result of impairment test for Display CGU, the recoverable amount exceeds the carrying amount by ~~W~~3,568,588 million. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. The discount rate and terminal growth rate would need to increase by 1.06% and decrease by 1.39%, individually (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current
Short-term borrowings	~~W~~	696,793	—
Current portion of long-term borrowing and bonds		1,242,904	1,553,907
Lease liabilities		37,387	—

	~~W~~	1,977,084	1,553,907

Non-current
Won denominated borrowings	~~W~~	2,692,560	2,700,608
Foreign currency denominated borrowings		6,107,117	2,531,663
Bonds		2,741,516	1,772,599
Derivatives(*)		20,592	25,758
Lease liabilities		51,125	—

	~~W~~	11,612,910	7,030,628

(*)	Represents currency interest rate swap contracts entered by the Group to hedge interest rate risks with respect to foreign currency denominated borrowings and bonds.

(b)	Foreign currency denominated short-term borrowings as of December 31, 2019 are as follows. There are none as of December 31, 2018.

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2019 (%)(*)	December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	347,340
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		61,613
Standard Chartered Bank (China) Limited and others	PBOC x 1.05 PBOC - 0.05		287,840

Foreign currency equivalent			USD 353
			CNY 1,737

		~~W~~	696,793

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents the benchmark interest rate of People’s Bank of China.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2019 (%)(*)	December 31, 2019		December 31, 2018
Woori Bank	2.75	~~W~~	608	1,259
Korea Development Bank and others	CD rate (91days) + 1.00~1.39, 2.21~3.25		3,330,000	2,850,000
Less current portion of long-term borrowings			(638,048)	(150,651)

		~~W~~	2,692,560	2,700,608

(*)	CD represents Certificate of Deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2019 (%)	December 31, 2019		December 31, 2018
The Export-Import Bank of Korea	3ML+0.75~1.70 6ML+1.25~1.35	~~W~~	1,696,177	955,975
China Construction Bank and others	USD: 3ML+0.80~1.43 CNY: PBOC X (0.95~1.05)		4,606,094	2,419,286

Foreign currency equivalent			USD 2,767	USD 2,262
			CNY 18,699	CNY 5,198
Less current portion of long-term borrowings		~~W~~	(195,154)	(843,598)

		~~W~~	6,107,117	2,531,663

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2019 (%)	December 31, 2019		December 31, 2018
Won denominated bonds(*1)
Publicly issued bonds	May 2020 ~ February 2024	1.95~2.95	~~W~~	1,730,000	1,900,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000	110,000
Less discount on bonds				(3,404)	(3,949)
Less current portion				(409,702)	(559,658)

			~~W~~	1,426,894	1,446,393

Foreign currency denominated bonds (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	347,340	335,430
Privately issued bonds	April 2023	3ML + 1.47		115,780	—
Foreign currency equivalent				USD 400	USD 300
Less discount on bonds				(6,883)	(9,224)

				456,237	326,206
Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	August 2024	1.50	~~W~~	858,385	—
Foreign currency equivalent				USD 741	—

			~~W~~	2,741,516	1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of December 31, 2019 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date in equal installments commencing on issuance

Principal redemption

1.  Redemption at maturity :

Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Advanced redemption :

The Controlling Company has a right to redeem in advance (call option) and the bondholders have a right to require the Controlling Company to redeem in advance (put option). At exercise, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2019 is as follows:

(In won and No. of shares)
	December 31, 2019
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (employee benefits assets) recognized as of December 31 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,481,339	1,595,423
Fair value of plan assets		(1,607,253)	(1,550,063)

	~~W~~	(125,914)	45,360

Defined benefit liabilities, net	~~W~~	1,338	45,360
Employee benefits assets	~~W~~	127,252	—

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Opening defined benefit obligations	~~W~~	1,595,423	1,562,424
Current service cost		194,469	204,668
Past service cost		(32,006)	(25,749)
Interest cost		42,360	49,145
Remeasurements (before tax)		(137,464)	(27,885)
Benefit payments		(95,675)	(88,562)
Curtailment of plans		(80,470)	(74,459)
Net transfers from (to) related parties		(5,349)	(4,217)
Others		51	58

Closing defined benefit obligations	~~W~~	1,481,339	1,595,423

Weighted average remaining maturity of defined benefit obligations as of December 31, 2019 and 2018 are 15.1 years and 14.4 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Opening fair value of plan assets	~~W~~	1,550,063	1,466,977
Expected return on plan assets		41,826	48,184
Remeasurements (before tax)		(8,824)	(22,195)
Contributions by employer directly to plan assets		186,641	212,224
Benefit payments		(82,266)	(80,690)
Net transfers from (to) related parties		280	—
Curtailment of plans		(80,467)	(74,437)

Closing fair value of plan assets	~~W~~	1,607,253	1,550,063

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Guaranteed deposits in banks	~~W~~	1,607,253	1,550,063

As of December 31, 2019, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Current service cost	~~W~~	194,469	204,668
Past service cost		(32,006)	(25,749)
Net interest cost		534	961

	~~W~~	162,997	179,880

Expenses are recognized as following in the consolidated statements of comprehensive income (loss):

(In millions of won)	2019		2018
Cost of sales	~~W~~	119,147	134,879
Selling expenses		10,600	11,045
Administrative expenses		18,360	19,472
Research and development expenses		14,890	14,484

	~~W~~	162,997	179,880

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019		2018
Balance at January 1	~~W~~	(165,969)	(170,510)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		43,644	56,225
Demographic assumptions		(19,952)	(15,379)
Financial assumptions		113,772	(12,961)
Return on plan assets		(8,824)	(22,195)
Group’s share of associates regarding remeasurements		238	20

	~~W~~	128,878	5,710

Income tax	~~W~~	(35,235)	(1,169)

Balance at December 31	~~W~~	(72,326)	(165,969)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2019	December 31, 2018
Expected rate of salary increase	3.4%	4.3%
Discount rate for defined benefit obligations	2.4%	2.8%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2019		December 31, 2018
Teens	Males Females	0.00 0.00	% %	0.01 0.00	% %
Twenties	Males Females	0.01 0.00	% %	0.01 0.00	% %
Thirties	Males Females	0.01 0.00	% %	0.01 0.01	% %
Forties	Males Females	0.02 0.01	% %	0.03 0.02	% %
Fifties	Males Females	0.04 0.02	% %	0.05 0.02	% %

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2019:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(194,432)	237,364
Expected rate of salary increase		233,106	(194,965)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2019 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2019	~~W~~	—	122,088	8,930	131,018
Additions		3,073	418,942	17,451	439,466
Usage		(3,073)	(310,768)	—	(313,841)

Balance at December 31, 2019	~~W~~	—	230,262	26,381	256,643

Current	~~W~~	—	163,144	26,381	189,525
Non-current	~~W~~	—	67,118	—	67,118

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current liabilities
Withholdings	~~W~~	28,376	30,970
Unearned revenues		44,333	43,841
Security deposits		9,310	165

	~~W~~	82,019	74,976

Non-current liabilities
Long-term accrued expenses	~~W~~	78,537	80,817
Long-term other accounts payable		1,069	3,103
Long-term advances received		6,852	2,116
Security deposits		1,690	10,790

	~~W~~	88,148	96,826

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2019, the final results cannot be predicted.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Controlling Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Controlling Company and its subsidiary, LG Display Germany GmbH, and television manufactures in Mannheim District Court in Germany. As of December 31, 2019, the final results cannot be predicted.

Others

The Group is involved in various disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,360 million (~~W~~1,574,608 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2019, there are no outstanding short-term borrowings that are past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 90,000	90,000	—	—
		USD 25	28,945	—	—
	Sumitomo Mitsui Banking Corporation	USD 20	23,156	—	—
	Bank of Tokyo-Mitsubishi UFJ	KRW 130,000 USD 70	130,000 81,046	— USD 4	— 4,640
	BNP Paribas	USD 125	144,725	USD 18	20,888
	ING Bank	USD 150	173,670	—	—

		USD 390		USD 22
		KRW 220,000	671,542	—	25,528

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	347,340	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	17,367	—	—
	Australia and New Zealand Banking Group Ltd.	USD 70	81,046	—	—
	Taishin International Bank	USD 280	324,184	USD 20	23,157

LG Display Germany GmbH	Citibank	USD 80	92,624	—	—
	BNP Paribas	USD 75	86,835	—	—
	DZ Bank AG	USD 4	4,229	USD 2	1,859
	Commerzbank AG	USD 3	4,030	USD 4	4,142
	UniCredit Bank	USD 23	26,099	USD 3	3,827

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 800	926,240	USD 749	867,424
	Standard Chartered Bank	USD 600	694,680	—	—
	Sumitomo Mitsui Banking Corporation	USD 200	231,560	—	—

		USD 2,450	2,836,234	USD 778	900,409

		USD 2,840		USD 800
		KRW 220,000	3,507,776	—	925,937

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2019, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~173,670 million) with KEB Hana Bank, USD 50 million (~~W~~57,890 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~115,780 million) with Industrial Bank of Korea and USD 100 million (~~W~~115,780 million) with Industrial and Commercial Bank of China.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~354,070 million) from Korea Development Bank for foreign currency denominated bonds.

LG Display (China) Co., Ltd. and others are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 778 million (~~W~~128,863 million), JPY 900 million (~~W~~9,571 million), EUR 2.5 million (~~W~~3,244 million), VND 46,394 million (~~W~~2,320 million) and USD 0.5 million (~~W~~579 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2019, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. as of December 31, 2019.

Long-term supply agreement

As of December 31, 2019, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 875 million (~~W~~1,013,075 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 1,075 million (~~W~~1,244,635 million) from KEB Hana Bank and other various banks relating to advances received (see Note 14(b) payment guarantees).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2019 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2019.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments excluding the changes in net income in equity accounted investees.

Reserves as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Foreign currency translation differences for foreign operations	~~W~~	(178,452)	(272,474)
Other comprehensive loss from associates		(24,569)	(28,494)

	~~W~~	(203,021)	(300,968)

The movement in reserves for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Foreign currency translation differences for foreign operations		Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2018	~~W~~	(259,749)	(28,531)	(288,280)
Change in reserves		(12,725)	37	(12,688)

December 31, 2018		(272,474)	(28,494)	(300,968)

January 1, 2019		(272,474)	(28,494)	(300,968)
Change in reserves		94,022	3,925	97,947

December 31, 2019		(178,452)	(24,569)	(203,021)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

16.	Revenue

Details of revenue for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Sales of goods	~~W~~	23,434,903	24,293,798
Royalties		14,409	17,513
Others		26,255	25,260

	~~W~~	23,475,567	24,336,571

17.	Geographic and Other Information

The following is a summary of the Group’s revenue by region based on the location of customers for the years ended December 31, 2019 and 2018.

(a)	Revenue by geography

(In millions of won)
	2019		2018
Domestic	~~W~~	1,264,639	1,589,452
Foreign
China		15,432,503	15,242,533
Asia (excluding China)		2,404,739	2,481,112
United States		1,940,321	2,462,918
Europe (excluding Poland)		1,475,942	1,496,138
Poland		957,423	1,064,418

	~~W~~	22,210,928	22,747,119

	~~W~~	23,475,567	24,336,571

Sales to Company A and Company B amount to ~~W~~8,494,720 million and ~~W~~4,501,790 million, respectively, for the year ended December 31, 2019 (2018: ~~W~~7,262,255 million and ~~W~~5,171,354 million, respectively). The Group’s top ten end-brand customers together accounted for 80% of sales for the year ended December 31, 2019 (2018: 77%).

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2019			December 31, 2018
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,764,240	708,047	14,984,688	816,808
Foreign
China		7,391,279	34,337	5,049,216	12,332
Others		1,932,126	131,064	1,566,226	158,502

	~~W~~	9,323,405	165,401	6,615,442	170,834

	~~W~~	22,087,645	873,448	21,600,130	987,642

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

17.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
	2019		2018
Televisions	~~W~~	7,998,137	9,727,260
Desktop monitors		4,028,007	4,040,025
Tablet products		2,251,049	1,990,766
Notebook computers		2,783,718	2,836,888
Mobile and others		6,414,656	5,741,632

	~~W~~	23,475,567	24,336,571

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Changes in inventories	~~W~~	640,048	(341,120)
Purchases of raw materials, merchandise and others		12,580,796	12,863,812
Depreciation and amortization		3,695,051	3,554,565
Outsourcing		865,935	825,393
Labor		3,072,877	3,222,110
Supplies and others		813,262	1,010,352
Utility		896,112	899,075
Fees and commissions		695,245	722,134
Shipping		196,002	240,288
Advertising		193,436	112,400
Warranty		418,942	234,928
Travel		95,074	104,009
Taxes and dues		109,473	123,210
Impairment loss on property, plant, and equipment		1,550,430	43,601
Impairment loss on intangible assets		249,450	82
Others		625,504	713,990

	~~W~~	26,697,637	24,328,829

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries(*1)	~~W~~	514,736	500,610
Expenses related to defined benefit plans(*2)		29,018	30,724
Other employee benefits		77,690	90,348
Shipping		162,509	200,434
Fees and commissions		219,784	221,050
Depreciation		225,909	174,575
Taxes and dues		49,826	65,621
Advertising		193,436	112,400
Warranty		418,942	234,928
Rent		2,887	26,691
Insurance		11,386	11,584
Travel		23,594	24,659
Training		12,215	13,309
Others		63,799	64,244

	~~W~~	2,005,731	1,771,177

(*1)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2019 and 2018 amount to ~~W~~218,826 million and ~~W~~184,941 million, respectively.

(*2)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2019 and 2018 amount to ~~W~~58 million and ~~W~~111 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries and wages	~~W~~	2,553,485	2,720,014
Other employee benefits		473,916	500,169
Contributions to National Pension plan		73,148	75,668
Expenses related to defined benefit plan and defined contribution plan (*)		163,757	180,737

	~~W~~	3,264,306	3,476,588

(*)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2019 and 2018 amount to ~~W~~760 million and ~~W~~857 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency gain	~~W~~	1,174,376	970,306
Gain on disposal of property, plant and equipment		35,788	6,620
Gain on disposal of intangible assets		552	239
Reversal of impairment loss on intangible assets		960	348
Rental income		3,098	3,584
Gain on disposal of non-current assets held for sale		8,353	—
Others		44,124	21,941

	~~W~~	1,267,251	1,003,038

(b)	Details of other non-operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency loss	~~W~~	1,235,054	1,030,084
Other bad debt expense		1,379	4
Loss on disposal of property, plant and equipment		40,897	15,048
Impairment loss on property, plant, and equipment		1,550,430	43,601
Loss on disposal of intangible assets		139	—
Impairment loss on intangible assets		249,450	82
Donations		693	7,698
Others		19,701	18,716

	~~W~~	3,097,743	1,115,233

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Finance income
Interest income	~~W~~	53,378	69,020
Foreign currency gain		135,006	160,989
Gain on disposal of investments in equity accounted investees		4,531	—
Reversal of impairment loss of investments in equity accounted investees		1,744	802
Gain on transaction of derivatives		21,752	2,075
Gain on valuation of derivatives		59,781	13,059
Gain on disposal of financial asset at fair value through profit or loss		138	—
Gain on valuation of financial asset at fair value through profit or loss		402	8,186

	~~W~~	276,732	254,131

Finance costs
Interest expense	~~W~~	172,750	80,517
Foreign currency loss		154,421	184,309
Loss on disposal of investments in equity accounted investees		—	595
Loss on impairment of investments in equity accounted investees		5,123	17,397
Loss on sale of trade accounts and notes receivable		19,728	13,361
Loss on transaction of derivatives		—	49
Loss on valuation of derivatives		17,999	26,600
Loss on valuation of financial asset at fair value through profit or loss		4,630	225
Loss on valuation of financial liabilities at fair value through profit or loss		56,384	—
Others		12,212	3,840

	~~W~~	443,247	326,893

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Foreign currency translation differences for foreign operations	~~W~~	106,690	(19,987)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	106,690	(19,987)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Current tax expense
Current year	~~W~~	193,691	167,394
Adjustment for prior years		(35,787)	82,225

	~~W~~	157,904	249,619

Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	(963,385)	(226,360)
Change in unrecognized deferred tax assets		333,317	64,818

	~~W~~	(630,068)	(161,542)

Income tax expense (benefit)	~~W~~	(472,164)	88,077

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019				2018
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	128,640	(35,235)	93,405	5,690	(1,169)	4,521
Foreign currency translation differences for foreign operations		106,690	—	106,690	(19,987)	—	(19,987)
Change in equity of equity method investee		4,163	—	4,163	57	—	57

	~~W~~	239,493	(35,235)	204,258	(14,240)	(1,169)	(15,409)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)	2019			2018
Loss for the year	~~W~~		(2,872,078)		(179,443)
Income tax expense (benefit)			(472,164)		88,077

Loss before income tax			(3,344,242)		(91,366)

Income tax expense (benefit) using the statutory tax rate of each country		23.94%	(800,660)	(33.60%)	30,695
Non-deductible expenses		(0.95%)	31,649	(40.07%)	36,608
Tax credits		1.47%	(49,269)	117.27%	(107,146)
Change in unrecognized deferred tax assets		(9.97%)	333,318	(70.94%)	64,818
Adjustment for prior years (*1)		1.07%	(35,787)	(90.00%)	82,225
Effect on change in tax rate		(0.40%)	13,353	15.68%	(14,326)
Others		(1.05%)	35,232	5.25%	(4,797)

Actual income tax expense (benefit)	~~W~~		(472,164)		88,077

Actual effective tax rate			(*2)		(*2)

(*1)	Consist of changes in tax credits in amended tax returns and expected amount of income tax adjustment in relation to the transfer price investigation and others

(*2)	Actual effective tax rate are not calculated due to loss before income tax.

(d)	Tax uncertainties

In June 2019, LG Display Guangzhou Co., Ltd, LG Display Yantai Co., Ltd. and LG Display Nanjing Co., Ltd., subsidiaries of the Controlling Company, were imposed of additional taxes amounting to ~~W~~127.1 billion, in aggregate, by the Chinese tax authorities in connection with the transfer price investigation initiated in 2015.

OECD Guidelines, the Korea-China tax treaty, and the domestic tax laws of both countries stipulate mutual agreements to resolve double taxation. In July 2019, the Controlling Company registered an application form to initiate a mutual agreement on the estimated amount of ~~W~~109.2 billion corporate tax adjustment from the Korea National Tax Service. The application was officially registered as a mutual agreement and the two tax authorities held their first meeting in November 2019 and further consultation will be conducted in 2020.

Meanwhile, the Controlling Company expects that the mutual agreement between tax authorities will be processed and be resolved within a reasonable period and the Controlling Company recognized the estimated income tax refund as current tax asset as of December 31, 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2019, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~69,758 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2019, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Tax credit carryforwards	~~W~~	549,056	44,692	70,646	220,135	114,845	98,738

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Other accounts receivable, net	~~W~~	—	—	(4,364)	(1,013)	(4,364)	(1,013)
Inventories, net		89,522	60,606	—	—	89,522	60,606
Investments in subsidiaries and associates		—	13,404	(20,015)	—	(20,015)	13,404
Accrued expenses		131,196	126,072	—	—	131,196	126,072
Property, plant and equipment		691,599	445,721	(21,690)	(1,495)	669,909	444,226
Intangible assets		21,886	3,468	(10,759)	(14,588)	11,127	(11,120)
Provisions		59,875	32,468	(4,446)	—	55,429	32,468
Gain or loss on foreign currency translation, net		—	13	—	—	—	13
Others		137,667	20,850	(328)	(7,665)	137,339	13,185
Tax loss carryforwards		607,432	134,845	—	—	607,432	134,845
Tax credit carryforwards		38,337	308,393	—	—	38,337	308,393

Deferred tax assets (liabilities)	~~W~~	1,777,514	1,145,840	(61,602)	(24,761)	1,715,912	1,121,079

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	January 1, 2018		Profit or loss	Other comprehensive loss	December 31, 2018	Profit or loss	Other comprehensive loss	December 31, 2019
Other accounts receivable, net	~~W~~	(1,441)	428	—	(1,013)	(3,351)	—	(4,364)
Inventories, net		34,550	26,056	—	60,606	28,916	—	89,522
Defined benefit liabilities, net		2,375	(1,206)	(1,169)	—	35,235	(35,235)	—
Subsidiaries and associates		29,061	(15,657)	—	13,404	(33,419)	—	(20,015)
Accrued expenses		183,903	(57,831)	—	126,072	5,124	—	131,196
Property, plant and equipment		409,928	34,298	—	444,226	225,683	—	669,909
Intangible assets		(21,189)	10,069	—	(11,120)	22,247	—	11,127
Provisions		27,018	5,450	—	32,468	22,961	—	55,429
Gain or loss on foreign currency translation, net		13	—	—	13	(13)	—	—
Others		27,562	(14,377)	—	13,185	124,154	—	137,339
Tax loss carryforwards		—	134,845	—	134,845	472,587	—	607,432
Tax credit carryforwards		268,926	39,467	—	308,393	(270,056)	—	38,337

Deferred tax assets (liabilities)	~~W~~	960,706	161,542	(1,169)	1,121,079	630,068	(35,235)	1,715,912

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.	Loss Per Share Attributable to Owners of the Controlling Company

(a)	Basic loss per share for the years ended December 31, 2019 and 2018 are as follows:

(In won and No. of shares)	2019		2018
Loss attributable to owners of the Controlling Company for the year	~~W~~	(2,829,705,069,665)	(207,239,484,774)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(7,908)	(579)

For the years ended December 31, 2019 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share.

(b)

The Controlling Company issued potential common stocks as a result of issuance of the convertible bonds on August 22, 2019. Diluted loss per share is not different from basic loss per share due to loss for the year ended December 31, 2019. As of December 31, 2019, 40,988,998 options were excluded from the calculation of weighted-average number of common stocks due to antidilution.

26. Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2019
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,594	68	8,360	33	5	25	28,663
Trade accounts and notes receivable	2,485	19	550	—	—	—	—
Non-trade receivable	276	455	230	3	2	—	13,131
Other assets denominated in foreign currencies	29	526	5,668	369	5	503	4,032
Trade accounts and notes payable	(628)	(9,043)	(2,289)	—	—	—	(291,891)
Other accounts payable	(488)	(12,396)	(3,239)	(4)	(10)	—	(786,356)
Financial liabilities	(4,255)	—	(20,436)	—	—	—	—

Aggregate notional amounts in the consolidated statements of financial position	(987)	(20,371)	(11,156)	401	2	528	(1,032,421)

Currency swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,098	(20,371)	(11,156)	401	2	528	(1,032,421)

(In millions)	December 31, 2018
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivable	21	852	201	3	4	—	23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Financial liabilities	(2,571)	—	(5,198)	—	—	—	—

Aggregate notional amounts in the consolidated statements of financial position	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency swap contracts	780	—	—	— —	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2019 and 2018 and the exchange rates at December 31, 2019 and December 31, 2018 are as follows:

(In won)	Average rate			Reporting date spot rate
	2019		2018	December 31, 2019	December 31, 2018
USD	~~W~~	1,165.46	1,100.21	1,157.80	1,118.10
JPY		10.70	9.96	10.63	10.13
CNY		168.56	166.41	165.74	162.76
TWD		37.74	36.51	38.48	36.58
EUR		1,304.52	1,298.53	1,297.43	1,279.16
PLN		303.62	304.87	304.87	297.33
VND		0.0502	0.0478	0.0500	0.0482

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2019 and 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2019			December 31, 2018
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	23,570	105,398	(46,136)	38,725
JPY (5 percent weakening)		(8,397)	(6,418)	(12,060)	(10,497)
CNY (5 percent weakening)		(92,454)	11	41,779	318
TWD (5 percent weakening)		772	—	413	1
EUR (5 percent weakening)		221	(278)	1,197	390
PLN (5 percent weakening)		8,036	28	3,451	(236)
VND (5 percent weakening)		(1,871)	(1,871)	273	273

A stronger won against the above currencies as of December 31, 2019 and 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into currency interest rate swap contracts amount of USD 1,785 million (~~W~~2,066,673 million) in notional amount to hedge interest rate risk with respect to variable interest rate applied foreign currency denominated borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	3,414,838	2,443,583
Financial liabilities		(6,066,554)	(5,033,515)

	~~W~~	(2,651,716)	(2,589,932)

Variable rate instruments
Financial liabilities	~~W~~	(7,414,336)	(3,525,262)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2019 and 2018 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2019
Variable rate instruments (*)	~~W~~	(38,774)	38,774	(38,774)	38,774
December 31, 2018
Variable rate instruments (*)	~~W~~	(25,558)	25,558	(25,558)	25,558

(*)	Financial instruments related to interest rate swap not qualified for hedging are excluded.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) at each reporting date in order to reflect changes in the credit risks based on ECL model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,336,003	2,365,022
Deposits in banks		78,768	78,411
Trade accounts and notes receivable, net		3,154,080	2,829,163
Non-trade receivables		463,614	159,238
Accrued income		10,434	10,075
Deposits		31,036	91,123
Short-term loans		21,623	16,116
Long-term loans		40,827	55,048
Long-term non-trade receivables		9,072	11,448
Lease receivables		27,794	—

	~~W~~	7,173,251	5,615,644

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,544	1,327
Derivatives		49,676	13,059

	~~W~~	51,220	14,386

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	161

	~~W~~	7,224,547	5,630,191

Trade accounts and notes receivables are insured in order to manage credit risk if it does not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit ratings and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group relies on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2019.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	10,329,671	11,514,568	1,174,941	723,363	2,173,444	6,471,876	970,944
Bonds		3,151,218	3,306,729	297,649	184,878	908,281	1,780,014	135,907
Trade accounts and notes payable		2,618,261	2,618,261	2,618,261	—	—	—	—
Other accounts payable		2,069,105	2,069,105	2,068,039	1,066	—	—	—
Other accounts payable (enterprise procurement cards)(*)		2,328,016	2,353,355	1,287,023	1,066,332	—	—	—
Long-term other accounts payable		1,069	1,069	—	—	1,069	—	—
Security deposits received		11,000	11,000	3,980	5,330	1,690	—	—
Lease liabilities		88,512	97,562	26,702	14,543	22,931	23,096	10,290
Derivative financial liabilities
Derivatives	~~W~~	20,592	(13,101)	—	—	(4,870)	(8,231)	—

	~~W~~	20,617,444	21,958,548	7,476,595	1,995,512	3,102,545	8,266,755	1,117,141

(*)

Represents the amount of utility expenses and others paid by enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arises from operating activities of purchasing of goods and services thus the related cash flow is disclosed as operating activities.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2019		December 31, 2018
Total liabilities	~~W~~	23,086,282	18,289,464
Total equity		12,488,281	14,886,246
Cash and deposits in banks (*1)		3,414,760	2,443,422
Borrowings (including bonds)		13,480,889	8,558,777
Total liabilities to equity ratio		185%	123%
Net borrowings to equity ratio (*2)		81%	41%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019				December 31, 2018
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,336,003	(	*)	2,365,022	(	*)
Deposits in banks		78,768	(	*)	78,411	(	*)
Trade accounts and notes receivable		3,154,080	(	*)	2,829,163	(	*)
Non-trade receivables		463,614	(	*)	159,238	(	*)
Accrued income		10,434	(	*)	10,075	(	*)
Deposits		31,036	(	*)	91,123	(	*)
Short-term loans		21,623	(	*)	16,116	(	*)
Long-term loans		40,827	(	*)	55,048	(	*)
Long-term non-trade receivables		9,072	(	*)	11,448	(	*)
Lease receivables		27,794	(	*)	—	—
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	9,879	9,879		13,681	13,681
Convertible bonds		1,544	1,544		1,327	1,327
Derivatives		49,676	49,676		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	76		161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	20,592	20,592		25,758	25,758
Convertible bonds		858,385	858,385		—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	10,329,671	10,394,498		6,226,520	6,281,996
Bonds		2,292,833	2,345,867		2,332,257	2,384,987
Trade accounts and notes payable		2,618,261	(	*)	3,087,461	(	*)
Other accounts payable		4,397,121	(	*)	3,566,629	(	*)
Long-term other accounts payable		1,069	(	*)	3,103	(	*)
Security deposits received		11,000	(	*)	10,955	(	*)
Lease liabilities		88,512	(	*)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,879	9,879
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

(In millions of won)	December 31, 2018
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,681	13,681
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	25,758	25,758

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,394,498	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	6,281,996	Discounted cash flow	Discount rate
Bonds		—	—	2,384,987	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2019	December 31, 2018
Borrowings, bonds and others	1.87~3.56%	2.09~3.37%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

27.	Leases

Refer to accounting policies in Note 3(l).

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment. (See Note 9(a))

(In millions of won)
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	75,777	53,960	1,111	10,800	392	142,040
Addition		19,743	1,890	2,882	4,971	247	29,733
Depreciation		(39,376)	(2,272)	(1,305)	(7,760)	(350)	(51,063)
Derecognition of right-of-use assets		(3,056)	—	(538)	—	—	(3,594)
Impairment		(248)	(3,833)	(20)	(193)	(8)	(4,302)
Gain or loss on foreign currency translation		373	9	17	30	7	436

Balance at December 31, 2019	~~W~~	53,213	49,754	2,147	7,848	288	113,250

(ii)	Amounts recognized in profit or loss other than right-of-use assets

(In millions of won)
	December 31, 2019
Interest on lease liabilities	~~W~~	(4,085)
Income from sub-leasing right-of-use assets		1,079
Expenses relating to short-term leases		(1,783)
Expenses relating to leases of low-value assets		(1,188)

(iii)	Lease liabilities

(In millions of won)
	December 31, 2019
Balance at January 1, 2019	~~W~~	115,119
Additions		33,878
Interest expense		4,085
Repayment of liabilities		(64,570)

Balance at December 31, 2019	~~W~~	88,512

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

27.	Lease, Continued

(b)	Leases as lessor

During 2019, the Group sub-leased certain right of use assets and classified them as finance leases. During 2019, the Group recognized a gain of ~~W~~3,390 million on derecognition of the right-of-use assets pertaining to buildings, machinery and equipment and presented the gain as gain on disposal of property, plant and equipment.

The Group recognized interest income on lease receivables of ~~W~~1,079 million.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date. Under K-IFRS No. 1017, the Group did not have any finance leases as a lessor.

(In millions of won)
	December 31, 2019
6 months or less	~~W~~	3,282
6-12 months		3,282
1-2 years		6,563
2-5 years		16,956
Total undiscounted lease receivable		30,083
Unearned finance income		(2,289)
Net Investment in the lease		27,794

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2019 are as follows:

(In millions of won)
	January 1, 2019			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2019
Short-term borrowings	~~W~~	—	686,097	—	10,696	—	—	696,793
Current portion of long-term borrowings and bonds		1,553,907	(1,567,818)	1,237,344	18,887	584	—	1,242,904
Long-term borrowings		5,232,271	4,341,087	(827,883)	54,202	—	—	8,799,677
Bonds		1,772,599	1,323,251	(409,461)	(20,351)	10,568	64,910	2,741,516
Lease liabilities		115,119	(64,570)	—	1,849	4,085	32,029	88,512

	~~W~~	8,673,896	4,718,047	—	65,283	15,237	96,939	13,569,402

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2019 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.(*1)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
WooRee E&L Co., Ltd.		—	—	6,441	—	—	5
YAS Co., Ltd.		—	1,000	6,764	102,316	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	357,246	147,896	73,323	9,577

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	947,409	—	13,240	815,629	—	153,212
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	3,019	—	924
LG Electronics Nanjing New Technology Co., Ltd.		297,033	—	—	31	—	486
LG Electronics RUS, LLC		100,894	—	—	—	—	1,972

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	145,546	—	—	—	—	289
LG Innotek Co., Ltd.		7,572	—	53,886	—	—	79,162
Qingdao LG Inspur Digital Communication Co., Ltd.		22,563	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,858	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		114,520	—	—	—	—	85
LG Electronics Mlawa Sp. z o.o.		618,715	—	—	—	—	1,967
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.		722,194	—	—	—	—	1,155
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	444	14,527	—	88
HiEntech Co., Ltd.(*2)		47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics Alabama Inc.		12,869	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	14	—	6,236
P.T. LG Electronics Indonesia		11,200	—	—	—	—	176
Others		12,564	—	—	33	—	6,996

	~~W~~	2,569,793	—	54,330	137,209	—	136,970

	~~W~~	3,519,841	7,502	424,816	1,100,734	73,323	299,759

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	30	1,608	58,111	—	896
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
WooRee E&L Co., Ltd.		—	—	58	—	—	144
YAS Co., Ltd.		—	—	5,281	143,192	—	3,391
LB Gemini New Growth Fund No. 16(*)		1,112	540	—	—	—	—

	~~W~~	1,112	5,272	371,130	201,303	71,403	9,747

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,215,153	—	36,522	1,041,563	—	127,775
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	4,541	—	166
LG Electronics Nanjing New Technology Co., Ltd.		223,524	—	—	424	—	1,528
LG Electronics RUS, LLC		106,631	—	—	—	—	2,673

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	192,775	—	—	—	—	350
LG Innotek Co., Ltd.		29,267	—	147,453	—	—	39,136
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		131,970	—	—	—	—	1
LG Electronics Mexicalli, S.A. DE C.V.		187,844	—	—	—	—	210
LG Electronics Mlawa Sp. z o.o.		740,784	—	—	—	—	631
LG Electronics Taiwan Taipei Co., Ltd.		12,746	—	—	—	—	330
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	304,365	—	8,980
LG Electronics Reynosa, S.A. DE C.V.		1,030,414	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	330	26,871	—	7,264
HiEntech Co., Ltd.		—	—	—	22,378	—	29,215
Hientech (Tianjin) Co., Ltd.		—	—	—	92,900	—	23,880
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
Others		5,195	—	28	15	—	11,480

	~~W~~	2,989,331	—	147,811	451,494	—	128,046

	~~W~~	4,205,596	5,272	555,463	1,694,360	71,403	265,568

(*)	Represents transactions occurred prior to the Group’s disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018
Associates
INVENIA Co., Ltd.(*)		—	2,000	—	30,179
AVATEC Co., Ltd.		—	—	1,029	4,382
Paju Electric Glass Co., Ltd.		—	—	62,853	60,566
WooRee E&L Co., Ltd.		—	—	1,888	7
YAS Co., Ltd.		—	—	27,489	6,145
Material Science Co., Ltd.		—	—	8	—

	~~W~~	—	2,000	93,267	101,279

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	209,939	247,679	157,713	430,677
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	6,113	9,047	—	29
LG Electronics Vietnam Haiphong Co., Ltd.		47,740	25,544	75	—
LG Electronics Nanjing New Technology Co., Ltd.		55,343	43,463	49	139
LG Electronics RUS, LLC		17,600	22,570	83	90
LG Electronics do Brasil Ltda.		14,805	15,608	26	62
LG Innotek Co., Ltd.		267	2,885	36,426	47,382
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	11,195	15,305	17	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2019		December 31, 2018	December 31, 2019	December 31, 2018
LG Electronics Mlawa Sp. z o.o.	~~W~~	124,390	70,236	75	33
LG Electronics Reynosa, S.A. DE C.V.		82,927	69,189	62	134
LG Electronics Egypt S.A.E.		9,432	10,296	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		7,221	3,530	—	—
P.T. LG Electronics Indonesia		7,696	—	16	—
Others		2,452	27,535	3,548	102,486

	~~W~~	387,181	315,208	40,377	150,355

	~~W~~	597,120	564,887	291,357	682,311

(*)	Excluded from related parties due to the Group’s disposal of equity investments during the year ended December 31, 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as grant of loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2019	Increase	Decrease(*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

(In millions of won)

	Loans(*)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	(375)	2,000
YAS Co., Ltd.		375	—	(375)	—

	~~W~~	2,750	—	(750)	2,000

(*)	Loans are presented based on nominal amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2019 and 2018 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)

	For the year ended December 31, 2019			December 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	625,609	425,895	93,623	77,721
LG Uplus Corp.		—	2,358	—	208
LG Chem Ltd. and its subsidiaries		82,565	1,123,633	97	128,636
S&I Corp. and its subsidiaries (formerly, Serveone)		867	739,722	21,307	159,202
Silicon Works Co., Ltd.		92	713,484	—	126,856
LG Corp.		—	55,059	8,781	—
LG Management Development Institute		—	8,606	3,480	231
LG CNS Co., Ltd. and its subsidiaries		20	253,056	2	75,850
LG Hausys Ltd.		3	1	—	—
LG Household & Health Care and its subsidiaries		1	214	—	6
LG Holdings Japan Co., Ltd.		—	2,056	2,264	—
G2R Inc. and its subsidiaries		—	74,830	—	29,540
Robostar Co., Ltd.		—	11,384	—	2,332
Others(*)		16	234,121	—	—

	~~W~~	709,173	3,644,419	129,554	600,582

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd. in September 2019, transactions after the disposal are presented as others.

(In millions of won)

	For the year ended December 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	715,835	578,153	83,011	146,836
LG Uplus Corp.		21	1,745	—	178
LG Chem Ltd. and its subsidiaries		1,648	1,233,945	173	184,357
Serveone and its subsidiaries		401	1,928,820	21,307	510,132
Silicon Works Co., Ltd.		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	278,330	1	95,703
LG Hausys Ltd.		1,111	4	—	3
LG Household & Health Care and its subsidiaries		1	118	—	—
LG Holdings Japan Co., Ltd.		—	1,836	2,037	—
G2R Inc. and its subsidiaries		—	60,978	—	19,773
Robostar Co., Ltd.		—	3,616	—	2,723

	~~W~~	719,017	4,864,806	121,255	1,100,840

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)

	2019		2018
Short-term benefits	~~W~~	2,664	2,622
Expenses related to the defined benefit plan		553	794

	~~W~~	3,217	3,416

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2019 and 2018 is as follows:

(In millions of won)

	2019		2018
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(1,333,967)	516,734
Recognition of right of use assets and lease liabilities		29,733	—

31.	Non-current Assets Held for Sale

In prior years, the Group decided to dispose certain tangible assets of LG Display Poland Sp. z o.o. based on the management’s approval and began effort to sell the disposal group. During the year ended December 31, 2019, the Group completed the sale of these assets to LG Chem Poland Sp. z o.o.

Gain from disposal of non-current assets held for sale amount to ~~W~~8,353 million and was recognized as other non-operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 12, 2020	By: /s/ Heeyeon Kim
(Signature)

Name: Heeyeon Kim
Title: Head of IR / Vice President